Filed Pursuant to Rule 433 Dated June 12, 2007 Registration Nos. 333-135919-02 and 333-135919-04

MELLON FINANCIAL CORPORATION/MELLON CAPITAL IV

June 12, 2007

FINAL TERM SHEET

500,000 Normal PCS

Mellon Capital IV

6.244% Fixed-to-Floating Rate Normal Preferred Capital Securities

(liquidation amount $1,000 per security)

fully and unconditionally guaranteed, as described in the prospectus, by

Mellon Financial Corporation

Issuer of PCS:		Mellon Capital IV (the “Trust”).

Issuer of Preferred Stock under Stock Purchase Contract Agreement and Junior Subordinated Notes and Guarantor of Normal PCS:		Mellon Financial Corporation (“Mellon”)

Size:		500,000 Normal PCS, liquidation amount $1,000 per security and $500,000,000 in the aggregate. The 500,000 Normal PCS, together with the 100 of Trust Common Securities to be purchased by Mellon, correspond to:

	•	5,001 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $500,100,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 5,001 shares of Preferred Stock with an aggregate liquidation preference of $500,100,000), and

	•	$500,100,000 initial principal amount of Junior Subordinated Notes.

Distributions on PCS:		Normal PCS: Payable on each Regular Distribution Date:

	•	from June 19, 2007 through the later of June 20, 2012 and the Stock Purchase Date, accruing at a rate equal to 6.244% per annum for each Distribution Period ending prior to such date, and thereafter accruing at an annual rate equal to the greater of (i) Three-Month LIBOR for such Distribution Period plus .565% and (ii) 4.000%; and

	•	on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.

Stripped PCS: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:

	•	at the rate of .200% per annum, accruing for each Stripped PCS from the Regular Distribution Date immediately preceding its issuance; and

	•	on a cumulative basis.

Capital PCS: Payable on each Capital PCS Distribution Date prior to the Stock Purchase Date at the rate of 6.044% per annum, accruing for each Capital PCS from the Capital PCS Distribution Date immediately preceding its issuance.

Interest Rate on Junior Subordinated Notes to the Remarketing Settlement Date:		6.044% per annum, accruing from June 19, 2007.

Reset Caps on Remarketing of Junior Subordinated Notes:		The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the Junior Subordinated Notes may be redeemed at Mellon’s option in the event of a successful Remarketing, plus 350 basis points, or 3.50% per annum, and the Floating Rate Reset Cap will be 300 basis points, or 3.00% per annum.

Optional Redemption of the Junior Subordinated Notes:	Redeemable in whole or in part, at any time on or after June 20, 2016 at their principal amount plus accrued and unpaid interest to the date of redemption.

Redemption of the Junior Subordinated Notes upon Certain Special Events:

Redeemable in whole but not in part (i) prior to the Stock Purchase Date upon the occurrence of a capital treatment event, investment company event, rating agency event or tax event and (ii) after the Stock Purchase Date and prior to June 20, 2016 upon the occurrence of an investment company event or tax event.

The redemption price will be (i) 100% of the principal amount plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a capital treatment event or investment company event, and (ii) the greater of 100% of the principal amount and the applicable make-whole amount (as described below), in either case plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a rating agency event or tax event.

Make-whole Amount on the Junior Subordinated Notes:	The sum of the present values of the remaining scheduled payments of principal and interest that would have been payable to and including (i) June 20, 2012 in the case of any redemption prior to such date, (ii) June 20, 2013 in the case of any redemption on or after June 20, 2012 and prior to June 20, 2013 if the Stock Purchase Date shall not have occurred on or prior to June 20, 2012, and (iii) otherwise June, 20, 2016 (discounted from their respective interest payment dates) on the Junior Subordinated Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points.

Contract Payment Rate:	.200% of the stated amount of $100,000 per Stock Purchase Contract per annum, accruing from June 19, 2007.

Dividend Rate on the Preferred Stock:	For any Dividend Period ending on or prior to June 20, 2012, 6.244 % per annum.

For any Dividend Period ending after June 20, 2012, a rate per annum equal to the greater of (x) Three-Month LIBOR for the related Dividend Period plus .565% and (y) 4.000%.

Interest Rate on Mellon Bank Deposit Pledged to Secure Stock Purchase Contracts between Remarketing Settlement Date and Stock Purchase Date:	5.630% per annum

Offering Price, Proceeds before Expenses and Commissions to the Underwriters:	Initial Public Offering Price: $1,000 per Normal PCS, $500,000,000 in the aggregate.

Proceeds to Mellon before Expenses and Commissions: $1,000 per Normal PCS, $500,000,000 in the aggregate.

Commissions to the Underwriters: $10 per Normal PCS, $5,000,000 in the aggregate.

Selected Dealer Allowance: Not applicable.

CUSIP:	58551T AA5

Trade Date:	June 12, 2007.

Settlement Date:	June 19, 2007.

Mellon’s Estimated Total Out-of-Pocket Expenses, Excluding Underwriting Commissions:	$200,000.

Expected Net Proceeds to Mellon from the Offering, after Expenses and Underwriting Commissions:	$494,800,000

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer and the guarantor have filed a registration statement, including a base prospectus, and a preliminary prospectus supplement dated June 12, 2007, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and the preliminary prospectus supplement in that registration statement and other documents the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Barclays Capital Inc. at 1-888-227-2275 x2663, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.

Terms are used in this term sheet with the meanings assigned to them in the prospectus supplement subject to completion, dated June 12, 2007, included in the registration statement referred to above.